UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2020

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Sub:	Declaration of voting results of the postal ballot (including remote e-voting) in accordance with Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“Listing Regulations”) and submission of Scrutinizer’s report

This is in continuation of our earlier filing, pursuant to which we had intimated that the Company has initiated the process of postal ballot for seeking the approval of the shareholders by way of special resolution with respect to the following resolution as set out in the postal ballot notice dated May 18, 2020 (“Notice”):

1.

Approval for Voluntary Delisting of the Equity Shares of the Company from BSE Limited (“BSE”) and National Stock Exchange of India Limited (“NSE”) and withdrawal of “Permitted to Trade” status on the Metropolitan Stock Exchange of India Limited (“MSE”), and Voluntary Delisting of the Company’s American Depositary Shares from the New York Stock Exchange and deregistration from the Securities and Exchange Commission.

The Board of Directors of the Company had appointed Mr. Upendra C Shukla, Practicing Company Secretary (FCS No.2727, CP No.1654) as the scrutinizer to conduct the process of the postal ballot in a fair and transparent manner (“Scrutinizer”).

We would like to inform you that the aforesaid special resolution as mentioned in the Notice has been approved by the members with requisite majority. The approval is considered to have been received on the last date specified for remote e-voting i.e., Wednesday, June 24, 2020. In this regard. Please see enclosed the following:

1.	Voting results as required under Regulation 44(3) of the Listing Regulations in the prescribed format; and

2.	The copy of the Scrutinizer’s report.

The result along with the Scrutinizer’s report is available at the registered and corporate office and website of the Company www.vedantalimited.com and on the website of KFIN Technologies Private Limited (earlier Karvy Fintech Private Limited), Registrar & Transfer Agent of the Company https://evoting.karvy.com.

We request you to kindly take the above information on record.

Exhibit 99.1:	Voting results as required under Regulation 44(3) of the Listing Regulations in the prescribed format; and

Exhibit 99.2:	The copy of the Scrutinizer’s report.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2020	VEDANTA LIMITED

	By:	/s/ Prerna Halwasiya
	Name:	Prerna Halwasiya
	Title:	Company Secretary & Compliance Officer